UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2012.

Commission File Number 001-33878

Gushan Environmental Energy Limited

(Translation of registrant’s name into English)

No. 37, Golden Pond Road, Golden Mountain Industrial District, Fuzhou City,

Fujian Province, People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .

Gushan Environmental Energy Limited

Form 6-K

Page
SIGNATURES	3
EX-99.1 PRESS RELEASE	4

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gushan Environmental Energy Limited
(Registrant)

Date: February 24, 2012	By	/s/ Frank Ngai Chi Chan
(Signature)
Frank Ngai Chi Chan Principal Financial Officer and Principal Accounting Officer

3

Exhibit 99.1

FOR IMMEDIATE RELEASE

For further information, please contact:

US	Asia
Elizabeth Cheek	Rico Ngai
Hill & Knowlton (New York)	Hill & Knowlton (Hong Kong)
Tel: (1) 212 885 0682	Tel: (852) 2894 6204
Email: elizabeth.cheek@hillandknowlton.com	Email: rico.ngai@hillandknowlton.com.hk

Gushan Announces Receipt of Non-Binding Proposal

To Acquire All Outstanding Public Shares at $1.599 per ADS in Cash

New York, February 24, 2012 — Gushan Environmental Energy Limited (“Gushan” or the “Company”; NYSE: GU), a leading producer of biodiesel and manufacturer of recycled copper products in China, today announced that its Board of Directors has received a preliminary non-binding proposal letter dated February 24, 2012, from Mr. Jianqiu Yu, Chairman and Principal Executive Officer of Gushan, to acquire all of the outstanding ordinary shares of the Company not currently owned, legally or beneficially, by Mr. Jianqiu Yu (the “Buyer”), for US$1.599 per American Depositary Share (“ADS”) or US$0.1599 per ordinary share in cash. As of the date hereof, the Buyer controlled approximately 34.8% of the outstanding shares of the Company.

According to the proposal letter, the Buyer will form a transaction vehicle for the purpose of pursuing the proposed transaction and will finance the proposed transaction with his own funds, possibly supplemented by debt financing. The proposal letter also states that Sidley Austin LLP has been engaged by the Buyer as legal counsel in connection with the proposed transaction. A copy of the proposal letter is attached hereto as Exhibit A.

The Company’s Board of Directors has formed a special committee of independent directors (the “Special Committee”) consisting of Messrs. Denny Ting Bun Lee, Kang Nam Chu and Dongming Zhang to consider the proposed transaction. The Special Committee intends to retain advisors, including an independent financial advisor and legal counsel, to assist it in its work. No decisions have been made by the Special Committee with respect to the Company’s response to the proposed transaction. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that this or any other transaction will be approved or consummated.

About Gushan Environmental Energy Limited

Gushan is a leader in the China biodiesel industry, in terms of annual production capacity, and one of the leading biodiesel producers in Asia, in terms of nominal capacity. Gushan produces biodiesel, a renewable, clean-burning and biodegradable fuel and a raw material used to produce chemical products, primarily from used cooking oil, and by-products from biodiesel production, including glycerine and plant asphalt. Gushan sells biodiesel directly to users, such as marine vessel operators and chemical factories, as well as to petroleum wholesalers and individual retail gas stations. The Company has seven production facilities, located in the Sichuan, Hebei, Fujian and Hunan provinces and in Beijing, Shanghai and Chongqing, with a combined annual production capacity of 490,000 tons. Gushan’s Sichuan production facility is currently in operation. Gushan also operates a copper products business through Engen Investments Limited (“Engen”), a 75%-owned subsidiary, that manufactures copper rods, copper wires, copper granules and copper pads primarily from recycled copper. Currently, Engen has two plants, with a daily production capacity of approximately 210 tons of recycled copper products.

Exhibit A

February 24, 2012

Board of Directors

Gushan Environmental Energy Limited

No. 37, Golden Pond Road

Golden Mountain Industrial District

Fuzhou City, Fujian Province

People’s Republic of China

Dear Sirs:

I, Yu Jianqiu, am pleased to submit this preliminary non-binding proposal (the “Proposal”) to acquire the outstanding ordinary shares of Gushan Environmental Energy Limited (the “Company”) and the American Depositary Shares of the Company (“ADSs”, each ADS representing ten ordinary shares of the Company), in both cases that are not currently owned by myself and my affiliates in a going-private transaction (the “Acquisition”). The terms and conditions of the Proposal on which I contemplate to pursue the Acquisition are set forth below:

1. Buyer. I intend to form an acquisition vehicle for the purpose of pursuing the Acquisition.

2. Purchase Price. The purchase consideration payable for each ADS or ordinary share of the Company (other than those held by myself and my affiliates) will be $1.599 per ADS or $0.1599 per ordinary share, as the case may be, in cash, which represents a premium of 30.00% to the Company’s closing price on February 23, 2012 and a premium of 24.15% to the volume-weighted average closing price during the last 30 trading days. I believe that the proposed purchase price provides a very attractive and beneficial alternative to the Company’s shareholders.

3. Financing. It is currently expected that the Acquisition will be primarily financed with my own funds but may be supplemented by possible debt financing. If necessary, I would enter into discussions and negotiations, and possibly agreements, with potential sources of debt financing. At this point in time, there is no arrangement with any such potential source of debt financing in relation to the Proposal, and I do not propose to make any commitment prior to reaching agreement on the transaction terms in respect of the Acquisition with the Company.

4. Due Diligence. To the extent debt financing is required, parties providing financing will require a timely opportunity to conduct customary due diligence on the Company.

5. Definitive Agreements. I am prepared to negotiate and finalize definitive agreements (“Definitive Agreements”) providing for the Acquisition and related transactions very promptly. Such Definitive Agreements will provide for conditions and covenants typical and appropriate for transactions of this type.

6. Confidentiality. I intend promptly to file an amendment to my Schedule 13D to disclose this letter. However, I am sure you will agree that it is in all of our interests to proceed in a confidential manner, other than as required by law, until Definitive Agreements have been executed or our discussions have been terminated. If for any reason you find it necessary to make any disclosure relating to any matter discussed in this letter, please give me as much notice as possible so that I can respond appropriately.

7. Process. I believe that the Acquisition will provide superior value to the Company’s shareholders. I recognize that the Board will evaluate the proposed Acquisition independently before it can make its determination to endorse it. Given my involvement in the proposed Acquisition, I also recognize that independent members of the Board will proceed to consider the proposed Acquisition. In considering my offer, you should be aware that I am interested only in acquiring the outstanding shares of the Company that are not currently owned by myself and my affiliates, and that I do not intend to sell my stake in the Company to a third party.

8. Advisors. I have retained Sidley Austin LLP as my legal counsel in connection with the Acquisition.

9. No Binding Commitment. This letter constitutes only a preliminary indication of my interest, and does not constitute any binding commitment with respect to the Acquisition or other transaction. Any commitment will result only from the execution of Definitive Agreements, and then will be on the terms provided in such documentation.

I would like to personally express my commitment to work with the Board to consummate this Acquisition in a timely manner. Should you have any questions regarding these matters, please do not hesitate to contact me. I look forward to hearing from you.

Sincerely,

/s/ Yu Jianqiu
Yu Jianqiu